62-3470





ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

28th October, 2005

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza, C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001



Dear Sirs,

**Board of Directors**

We write to advise that the Board of Directors of the Company ('the Board') at its meeting held today, approved the appointment of Mr. T. S. Vijayan as an Additional Director of the Company representing the Specified Undertaking of Unit Trust of India (SUUTI).

Mr. Ajeet Prasad, the erstwhile representative of SUUTI, resigned from the Board with effect from today.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

28th October, 2005

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

**Secretarial Audit Report for the quarter ended 30th September, 2005**

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 27th October, 2005, for the quarter ended 30th September, 2005, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

**VINOD KOTHARI & CO.**
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

| | | |
|---|---|---|
| 1. | For Quarter Ended | : 30th September, 2005 |
| 2. | ISIN | : INE154A01025, being the new ISIN allotted to the Company by NSDL in respect of the Sub-divided Ordinary Shares of the Company of the face value of Re. 1/- each. |
| 3. | Face Value | : Re. 1/- per Ordinary Share |
| 4. | Name of the Company | : ITC Limited |
| 5. | Registered Office Address | : Virginia House<br>37 Jawaharlal Nehru Road<br>Kolkata 700 071 |
| 6. | Correspondence Address | : Same as above |
| 7. | Telephone & Fax Nos. | : 2288-6426/0034/9371<br>2288-2358 (Fax) |
| 8. | E-mail address | : isc@itc.co.in |
| 9. | Names of the Stock Exchanges where the Company's securities are listed | a) National Stock Exchange of India Ltd. (NSE)<br>b) Bombay Stock Exchange Ltd. (BSE)<br>c) The Calcutta Stock Exchange Association Ltd. (CSE) |

| | | Number of shares (Re. 1/- each) | % of Total Issued Capital |
|---|---|---|---|
| 10 | Issued Capital (as on 30th September, 2005) | 250,34,24,580 | 100.00 |
| 11 | Listed Capital | 250,34,00,360 | 99.99 |

Vinod Kothari & Company Secretaries & Co

**VINOD KOTHARI & CO.**
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

12. Held in dematerialised form in CDSL : 2,02,13,725 Ordinary Shares of Re. 1/- each.
(Includes 7,34,270 Ordinary Shares of Re. 1/- each issued upon Sub-division on 28th September, 2005 to those shareholders who were holding Ordinary Shares of Rs. 10/- each of the Company in physical form and opted to receive the Sub-divided Shares in electronic form; such shares were credited to the beneficiary accounts of the concerned shareholders on 4th October, 2005.)

13. Held in dematerialised form in NSDL : 156,41,76,465 Ordinary Shares of Re. 1/- each.
(Includes 88,35,270 Ordinary Shares of Re. 1/- each issued upon Sub-division on 28th September, 2005 to those shareholders who were holding Ordinary Shares of Rs. 10/- each of the Company in physical form and opted to receive the Sub-divided Shares in electronic form; such shares were credited to the beneficiary accounts of the concerned shareholders on 4th October, 2005.)

14. Physical : 91,90,34,390 Ordinary Shares of Re. 1/- each.

15. Total No. of shares (12+13+14) : 250,34,24,580 Ordinary Shares of Re. 1/- each.

16. Reasons for difference if any, between (10 & 11), (11 & 15) : 24,220 Ordinary Shares of Re. 1/- each (2,422 Ordinary Shares of Rs. 10/- each originally) issued and allotted in the physical form upon amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company have not been listed on NSE and BSE as these shares are subject matter of legal disputes, etc. The Share Certificates in respect of these shares have not been despatched by the Company.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

| Particulars | No. of Shares | Applied/ Not applied for listing | Listed on Stock Exchanges | Whether intimated to CDSL | Whether intimated to NSDL | In-principle approval pending from Stock Exchange |
|---|---|---|---|---|---|---|
| Allotment of Ordinary Shares of Rs. 10/- each under the Company's Employee Stock Option Scheme | 9,08,382 Ordinary Shares of Rs. 10/- each (Post Sub-division : 90,83,820 Ordinary Shares of Re. 1/- each). ** | Applied | Yes | Yes | Yes | None |

** Out of these, 1,96,894 Ordinary Shares of Rs. 10/- each (Post Sub-division : 19,68,940 Ordinary Shares of Re. 1/- each), which were allotted on 19th September, 2005, were listed by the Stock Exchanges subsequent to 30th September, 2005.

**VINOD KOTHARI & CO.**
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

| | |
|---|---|
| 18. Register of Members is updated (Yes / No) | : Yes |
| 19. Reference of previous quarter with regards to excess dematerialised shares, if any | : Not applicable |
| 20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? | : Not applicable |
| 21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay | : Nil |
| 22. Name, Telephone & Fax No. of Compliance officer of the Company | : Mr. Arun Bose<br>2288-7043(D),2288-6426/0034<br>2288-2358 (Fax) |
| 23. Name, Address, Tel. & Fax No., Regn No. of Auditor | : M/s Vinod Kothari & Co.<br>1012 Krishna Building<br>224 A J C Bose Road<br>Kolkata – 700 017<br>2281-7715/1276, 2281-3742 (Fax)<br>ACS No. 4718<br>COP No. 1391 |
| 24. Appointment of common agency for share registry work. If yes (name & address) | : In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent. |
| 25. Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.) | : None. |

Place : Kolkata
Date : 27/10/2005

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391

ITC Limited
*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

27th October, 2005

The Secretary
The Calcutta Stock Exchange
Association Ltd.,
7, Lyons Range
Kolkata 700 001

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The National Stock Exchange of
India Limited
Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai - 400 051

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 25th October, 2005 for the half year ended 30th September, 2005 from M/s. Vinod Kothari & Co., practising Company Secretaries, relating to issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation, renewal etc.

Yours faithfully,
ITC Limited

(ARUN BOSE)
Assistant Secretary

Encl : As above.

ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

**VINOD KOTHARI & CO.**
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

Tuesday, 25th October 2005

ITC LIMITED
ITC Centre
37, J L Nehru Road
Kolkata-

## TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchange and hereby certify that the Company has dispatched, during the half year ended **30th September, 2005:**

(A) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(B) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 25/10/2005

Signature----------------------

Vinod Kothari & Company
(Name of the Firm)

C P 1391
(C.P.Number)

RECEIVED
2005 NOV -1 P 12:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ITC Limited
*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

28th October, 2005

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

**Unaudited Financial Results for the**
**Quarter and Half-Year ended 30th September, 2005**

Further to our letter dated 28th October, 2005 forwarding the Unaudited Financial Results of the Company for the Quarter and Half-Year ended 30th September, 2005, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

# PRESS ANNOUNCEMENT

**From : Arup Ghosh**
**Corporate Communications**

## Financial Results for the Quarter ended 30th September, 2005

**Net Sales up 22.2%**
**Post-tax profit up 17.3 %**

ITC's post-tax profit for the Quarter ended 30th September 2005 registered a growth of 17.3% to Rs. 572.33 crores, while pre-tax profit at Rs. 815.24 crores posted a growth of 17.4%. Earnings per share (post share split & issue of bonus shares) for the Quarter stood at Rs. 1.52. Viewed in the context of the base effect (tax refund higher by Rs.21 crores in the same quarter last year), the growth in post tax profit is even more commendable.

The Company's Net Turnover at Rs. 2183 crores registered a robust growth of 22.2% driven by Cigarette sales, ramp up of the Foods business, higher agri exports and improved performance of the Hotels and Paperboards, Paper & Packaging segments. The non-cigarette topline which now accounts for 44% of the Company's Net Turnover, grew by 39% during the quarter.

### FMCG

### Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly. In the Biscuits category, the **'Sunfeast'** range made impressive gains. During the quarter, the Sunfeast range was further expanded with the launch of **'Sunfeast Golden Bakes' in 3 exciting variants viz. Butter, Cashew and Honey & Cashew**. **'Sunfeast Dark Fantasy'**, a dark chocolate and vanilla cream offering, was extended to select markets during the quarter. It has redefined the premium segment and further strengthened the Company's quality reputation. The salted crackers from the Sunfeast stable **'Sunfeast Snacky'** – launched earlier in 2 unique variants viz., **Chilli Flakes** and **Classic Salted** – continues to gain rapid consumer franchise. These product launches/extensions, alongwith the strong trend in sales of other value-added products in the Creams and Marie segment, resulted in enriching the sales mix and improving the realisations. The business is gearing up for the launch of a slew of differentiated products while simultaneously establishing outsourced and distributed manufacturing capacities to garner rapid volume growth in this category. The distribution of **'Sunfeast Pasta Treat'**, a whole wheat based non-fried product, was ramped up during the quarter. The product has met with encouraging response from customers.

The brand's celebrity association with Shah Rukh Khan and its partnering with the landmark **'Sunfeast Open 2005'** WTA Tennis tournament in Kolkata is expected to yield significant value addition by reinforcing the brand's 'energetic, cheerful & spirited' attributes and reiterating its '**spread the smile**' positioning among the core target group.

In the Staples category, **'Aashirvaad'** Atta further consolidated its position as the clear market leader amongst national branded players with sales touching record highs during the quarter. The brand's premium offering **'Aashirvaad Select'** was launched in identified North markets. Product extension to all target markets is currently underway.

Plans are on the anvil to rapidly scale up presence in the branded spices market under the 'Aashirvaad' brand, leveraging the strong brand association with superior quality and consistency.

**Lifestyle Retailing**

The **'Wills Lifestyle'** range vitality was further strengthened with the introduction of a large number of style and colour options in the **'Wills Classic'** and **'Wills Clublife'** categories. The business is in the process of reformulating its retail presence in keeping with the emerging retailing landscape in the country by establishing/relocating stores in high traffic Malls. The 'Wills' range is now available in 39 large format retail stores and 109 multi-brand outlets apart from the 37 exclusive 'Wills Lifestyle Stores'.

The distribution reach of **John Players**, the mid-market brand, was further strengthened during the quarter. The brand is now available in 53 Exclusive Brand Outlets and nearly 1550 Multi-brand and high traffic outlets. The stylish summer collection has significantly reinforced the brand's "comfort dressing" positioning and has led to increased value capture on account of superior product mix. The Company has signed up **Hrithik Roshan** as the brand ambassador for John Players. This association, is expected to make a strong statement in the fashion and lifestyle space and reinforce the brand's **'style with a playful side'** positioning.

During the quarter, the Company also launched an exclusive line of prestige fragrance products, **'Essenza Di Wills'** reflecting ITC's philosophy of bringing to the Indian consumers world-class products that enrich quality of life. The first range under the **'Essenza Di Wills'** brand comprising two sets of fragrance products - **Inizio Femme** (for women) and **Inizio Homme** (for men) - are currently available at select Wills Lifestyle stores across the country. The 16-SKU range for men and women, designed to complement the 'Wills Lifestyle' offerings, currently comprises perfumes, deodorants, body lotions, bathing bars, nourishing creams, shampoos, etc.

**Greeting, Gifting & Stationery**

The business made impressive gains in the Stationery market with the **'Classmate'** and **'Expressions Paperkrafts'** range of products gaining increasing consumer franchise and growing preference among target consumers. Backed by a strong distribution network, the Company's products currently reach out to nearly 60 markets across 11500 outlets. The **'Expressions'** range of Greeting cards consolidated its leadership position in multi brand outlets in key markets in the South and East.

**Safety Matches**

The Matches SBU achieved robust volume growth through continued focus on product quality, enhanced supply chain capabilities and distribution reach, even as the margins improved on the back of higher realisations and effective cost management. The popular brand **'AIM'** further consolidated its position as the single largest match brand in the country, significantly enhancing the Company's market standing. The quarter also marked exports of value-added products to discerning markets in Europe, Africa and the USA.

The recent acquisition of WIMCO by the Company's wholly owned subsidiary Russell Credit Ltd. will yield synergy advantages, apart from catalysing fresh investments in the company with attendant benefits to all stakeholders. The synergy benefits will better position ITC to continue to add value to manufacturers in the small-scale sector through technical and management support to help them achieve superior product quality and processes. Consequent to its successful de-listing offer, Russell Credit Ltd. now owns 91.7% of the paid-up equity share capital of WIMCO Ltd.

**Agarbattis**

ITC continues to partner with small and medium enterprises to help them raise their quality and process standards. In yet another manifestation of ITC's commitment to the triple bottomline, the Company entered into an MOU with the Khadi & Village Industries Commission (KVIC) to source agarbattis from KVIC approved units, and to distribute matches through the Khadi Bhavan/Khadi Bhandar outlets across the country. This collaborative venture is expected to result in employment generation, particularly in the semi-urban and rural areas.

The **'Mangaldeep'** brand is fast emerging as the only national brand in an industry dominated by multiple local brands.

**Cigarettes**

The Cigarettes industry continued to operate in a challenging environment especially in view of the severe restrictions on advertisement and communication brought about with the implementation of the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) with effect from 1st April 2004 and ratification of the Framework Convention for Tobacco Control, of which India was one of the first signatories. Excise duty rates were also increased by as much as 10% for cigarettes in March 2005. Cigarettes continue to be subjected to multiplicity of taxes at the Central and State levels. The constitutionality of the levy of entry taxes by the States is presently before a Constitution Bench of the Supreme Court. A judgement favourable to industry will be in consonance with the taxation philosophy underlying the concept of VAT, namely the elimination of the cascading impact of multiple taxes.

The Company continues to leverage its focus on world class quality to enhance its market standing and sustain its leadership position in the industry. Several initiatives were undertaken during the quarter including roll out of **Gold Flake Kings** and **Royal Filter** in modernised

packs, **Gold Flake Plains** in hinged lid packs and extension of **Navy Cut** in the new Wave pack to target markets.

**Hotels**

Segment revenues at Rs. 154 crores grew by 27.1% over the same period last year on the back of improved room realisations and occupancies across properties. **ITC Grand Central**, the Company's second hotel in Mumbai, posted a cash profit in its first six months of operations. **ITC Sonar Bangla** emerged as the market leader both in terms of 'Revpar' (Revenue per available room) and Room Revenues in Kolkata.

A comprehensive renovation and product upgradation programme is also underway at various hotels in keeping with the Company's strategy of maintaining the contemporariness of its properties. In keeping with the Company's strategy to maximise presence in key business locations, pre-project work in respect of the second property at Bangalore is underway.

**Paperboards, Paper & Packaging**

Sales of value added paperboards continued to record strong growth during the quarter, further enriching the product mix. These products now constitute approx. 55% of total paperboard sales. In the recycled segment, the recently acquired Kovai unit recorded cash profits during the quarter on the back of improved capacity utilisation and savings in energy cost post commissioning of a captive power plant.

In fulfillment of its commitment to a cleaner environment, the Company's **Elemental Chlorine Free (ECF)** pulp mill continues to meet world-class environmental standards. Plans are underway to augment pulping capacity to achieve cost competitiveness and meet future growth requirements. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboard.

The Packaging and Printing business commissioned a state-of-the art offset printing machine during the quarter which would aid scaling up sales in the domestic market and tap export opportunities. The SBU continues to leverage its recent investments in technology upgradation to expand its range of offerings to include a wider variety of contemporary packaging formats. This has enabled it to provide discernibly superior and innovative packaging solutions not only to the Company's cigarettes business but also to the FMCG and paperboards businesses. Apart from providing a source of sustainable competitive advantage to these businesses, the investments have begun delivering substantial savings to the ITC system.

**Agri business**

The e-choupal network was further ramped up to 5372 installations, reaching out to over 3 million farmers in the states of Madhya Pradesh, Uttar Pradesh, Maharashtra, Rajasthan, Karnataka, Kerala and Andhra Pradesh.

The Company's first rural mall, christened **'Choupal Sagar'**, inaugurated in August 2004 at Sehore, MP continued to attract high levels of footfalls and sales. Two more 'Choupal Sagars'

have commenced operations at MHOW and Vidisha (M.P.) while construction at 10 more sites is fast nearing completion. Such malls, in synergistic combination with the e-choupal network would serve as the core infrastructure to support ITC's rural distribution strategy.

Agribusiness revenues during the period April 2005 to September 2005 grew by 41%, driven by wheat, non-basmati rice exports and leaf tobacco. However, Segment Results were impacted due to the incremental costs associated with scaling up of the choupal network, income from export incentives included last year and lower margins in leaf tobacco exports consequent to change in sales mix.

The Board of Directors, at its meeting held in Kolkata on 28th October, 2005 approved the financial results for the quarter ended 30th September, 2005, which are enclosed.

**October 28, 2005**



ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

28th October, 2005

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

**Unaudited Financial Results for the**
**Quarter and Half-Year ended 30th September, 2005**

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company, alongwith a statement providing details of Segment-wise Revenue, Results and Capital Employed, for the Quarter and Half-Year ended 30th September, 2005, approved at the meeting of the Board of Directors of the Company held on 28th October, 2005.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter and Half-Year ended 30th September, 2005, is also enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

# ITC LIMITED

**Unaudited Financial Results for the Quarter and Half year ended 30th September, 2005**

(Rs. in Crores)

| | | Quarter ended 30.09.2005 | Quarter ended 30.09.2004 | Half Year ended 30.09.2005 | Half Year ended 30.09.2004 | Twelve months ended 31.03.2005 |
|---|---|---|---|---|---|---|
| GROSS INCOME | | 3816.24 | 3337.70 | 7776.81 | 6677.62 | 13585.39 |
| NET SALES TURNOVER | (1) | 2183.15 | 1786.09 | 4450.03 | 3603.24 | 7639.45 |
| OTHER INCOME | (2) | 78.06 | 66.39 | 162.58 | 124.47 | 235.81 |
| NET INCOME (1+2) | | 2261.21 | 1852.48 | 4612.61 | 3727.71 | 7875.26 |
| Less: | | | | | | |
| TOTAL EXPENDITURE | (3) | 1363.31 | 1072.55 | 2803.43 | 2180.51 | 4846.89 |
| a) (Increase) / decrease in stock-in-trade | | 3.78 | 63.77 | (159.19) | (39.33) | (67.85) |
| b) Consumption of raw materials, etc. | | 805.41 | 548.35 | 1843.41 | 1289.69 | 2837.40 |
| c) Staff cost | | 136.45 | 106.07 | 260.19 | 215.45 | 467.26 |
| d) Other expenditure | | 417.67 | 354.36 | 859.02 | 714.70 | 1610.08 |
| INTEREST (Net) | (4) | (0.32) | 10.02 | 0.76 | 22.94 | 42.43 |
| DEPRECIATION | (5) | 82.98 | 75.34 | 163.04 | 148.12 | 312.87 |
| PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5) | (6) | 815.24 | 694.57 | 1645.38 | 1376.14 | 2673.07 |
| Less: | | | | | | |
| PROVISION FOR TAXATION (Including prior year adjustments) | (7) | 242.91 | 206.50 | 514.75 | 423.19 | 836.00 |
| NET PROFIT BEFORE EXCEPTIONAL ITEMS (6-7) | (8) | 572.33 | 488.07 | 1130.63 | 952.95 | 1837.07 |
| EXCEPTIONAL ITEMS (NET OF TAX) | (9) | - | - | - | - | 354.33 |
| PROFIT AFTER TAX (8+9) | | 572.33 | 488.07 | 1130.63 | 952.95 | 2191.40 |
| PAID UP EQUITY SHARE CAPITAL | (10) | 250.34 | 249.13 | 250.34 | 249.13 | 249.43 |
| (Ordinary shares of Re. 1/- each) | | | | | | |
| RESERVES EXCLUDING REVALUATION RESERVES | (11) | - | - | - | - | 7586.28 |
| EARNING PER SHARE (Rs.) | (12) | | | | | |
| On Profit after Taxation and Exceptional Items | | | | | | |
| - Basic (Rs.) | | 1.53 | 1.30 | 3.02 | 2.55 | 5.85 * |
| - Diluted (Rs.) | | 1.52 | 1.30 | 3.01 | 2.54 | 5.84 * |
| AGGREGATE OF NON-PROMOTER SHAREHOLDING | (13) | | | | | |
| - NUMBER OF SHARES | | 2503424580 | 2491376490 | 2503424580 | 2491376490 | 2494340760 |
| - PERCENTAGE OF SHAREHOLDING | | 100 | 100 | 100 | 100 | 100 |

* Earning Per Share on profit after taxation before exceptional items for twelve month ended 31st March, 2005 is :
- Basic (Rs.) 4.91
- Diluted (Rs.) 4.90

**Notes :**

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 28th October, 2005.

(ii) Figures for corresponding quarter and half year ended 30th September, 2004 have been re-stated to incorporate the impact of the amalgamation of erstwhile ITC Hotels Limited and erstwhile Ansal Hotels Limited with the Company effective 1st April, 2004.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 4 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(v) During the quarter, 9,08,382 Ordinary Shares of Rs. 10/- each (post split 90,83,820 Ordinary Shares of Re 1/- each) were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid-up share capital of the Company as on 30th September, 2005 stands increased to 250,34,24,580 Ordinary Shares of Re 1/- each.

(vi) Pursuant to the approval of the Shareholders at the 94th Annual General Meeting of the Company held on 29th July, 2005 :

(a) The Ordinary Shares of the Company of the face value of Rs. 10/- each were sub-divided into Ordinary Shares of Re. 1/- each with effect from 28th September, 2005, the Record Date fixed by the Board of Directors for the purpose. Accordingly, the earnings per share for the corresponding quarter and half-year ended 30th September, 2004 and twelve months ended 31st March, 2005 have been re-cast to make them comparable with EPS of the current quarter.

(b) The Authorised Share Capital of the Company has been increased from Rs. 300,00,00,000/- to Rs. 500,00,00,000/-, divided into 500,00,00,000 Ordinary Shares of Re. 1/- each, with effect from 28th September, 2005.

(c) On 5th October, 2005 the Company issued and allotted 125,17,12,290 Ordinary Shares, as fully paid-up Bonus Shares in the proportion of 1 Bonus Share for every 2 fully paid-up Ordinary Shares held on the Record Date i.e. 28th September, 2005. The issued and paid-up share capital of the Company accordingly stands increased to Rs. 375,51,36,870/- divided into 375,51,36,870 Ordinary Shares of Re. 1/- each.

(vii) In the computation of Basic and Diluted earnings per share as disclosed above, 125,17,12,290 Bonus Shares allotted after 30th September, 2005 but before the date of approval of the results for the quarter and half-year ended 30th September, 2005 have been included in the denominator to conform to the requirements of the Accounting Standard 20 on Earnings Per Share issued by the Institute of Chartered Accountants of India. Prior to allotment of such Bonus Shares, the Earning Per Share (Basic) for the quarter and half year ended 30th September, 2005 would be Rs. 2.29 and Rs. 4.53 respectively.

(viii) Provision for Taxation includes Rs.5.20 Crores and Rs.9.52 Crores for Fringe Benefit Tax for the quarter and half year ended 30th September, 2005 respectively. (Corresponding previous quarter and half year ended 30th September, 2004 Rs. Nil).

(ix) The above is as per Clause 41 of the Listing Agreement.

**Limited Review**

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Half Year ended 30th September, 2005 which needs to be explained.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 28th October, 2005
Place : Kolkata, India

For and on behalf of the Board

Executive Director Chairman

# ITC LIMITED

**Segment-wise Revenue, Results and Capital Employed for the Quarter and Half Year ended 30th September, 2005**

(Rs. in Crores)

| | Quarter ended 30.09.2005 | Quarter ended 30.09.2004 | Half Year ended 30.09.2005 | Half Year ended 30.09.2004 | Twelve months ended 31.03.2005 |
|---|---|---|---|---|---|
| **1. Segment Revenue** | | | | | |
| a) FMCG - Cigarettes | 2723.11 | 2541.21 | 5566.18 | 5079.49 | 10002.54 |
| - Others | 246.90 | 131.94 | 447.22 | 237.16 | 563.39 |
| **Total FMCG** | **2970.01** | **2673.15** | **6013.40** | **5316.65** | **10565.93** |
| b) Hotels | 153.97 | 121.11 | 300.84 | 229.48 | 577.25 |
| c) Agri Business | 465.61 | 403.01 | 1219.54 | 862.28 | 1780.07 |
| d) Paperboards, Paper & Packaging | 469.95 | 385.46 | 930.69 | 762.79 | 1565.31 |
| **Total** | **4059.54** | **3582.73** | **8464.47** | **7171.20** | **14488.56** |
| Less : Inter-segment revenue | 321.36 | 311.42 | 850.24 | 618.05 | 1138.98 |
| **Gross sales / Income from operations** | **3738.18** | **3271.31** | **7614.23** | **6553.15** | **13349.58** |
| **2. Segment Results** | | | | | |
| a) FMCG - Cigarettes | 682.97 | 581.76 | 1377.59 | 1166.98 | 2288.84 |
| - Others | (35.34) | (46.90) | (90.00) | (85.98) | (195.23) |
| **Total FMCG** | **647.63** | **534.86** | **1287.59** | **1081.00** | **2093.61** |
| b) Hotels | 27.55 | 18.45 | 83.66 | 31.12 | 140.94 |
| c) Agri Business | 30.86 | 47.56 | 67.19 | 73.13 | 96.41 |
| d) Paperboards, Paper & Packaging | 91.86 | 68.76 | 181.41 | 149.94 | 279.99 |
| **Total** | **797.90** | **669.63** | **1619.85** | **1335.19** | **2610.95** |
| Less : i) Interest (Net) | (0.32) | 10.02 | 0.76 | 22.94 | 42.43 |
| ii) Other un-allocable expenditure net of un-allocable income | (17.02) | (34.96) | (26.29) | (63.89) | (104.55) |
| **Total Profit Before Tax** | **815.24** | **694.57** | **1645.38** | **1376.14** | **2673.07** |
| **3. Capital Employed** | | | | | |
| a) FMCG - Cigarettes * | | | 841.12 | 1239.76 ** | 1240.01 |
| - Others | | | 476.43 | 238.48 | 262.31 |
| **Total FMCG** | | | **1317.55** | **1478.24** | **1502.32** |
| b) Hotels | | | 1369.56 | 1367.38 | 1400.61 |
| c) Agri Business | | | 718.42 | 495.08 | 739.72 |
| d) Paperboards, Paper & Packaging | | | 1772.09 | 1578.77 | 1745.11 |
| **Total Segment Capital Employed** | | | **5177.62** | **4919.47** | **5387.76** |

*Before considering provision of Rs. 383 Crores (30.09.2004 - Rs. 1572 Crores) in respect of disputed State taxes.

**Includes Pre-deposit of Rs.350 Crores with Excise authorities in respect of excise litigation which since stands resolved.

**Notes**

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

| | | |
|---|---|---|
| FMCG | : Cigarettes | - Cigarettes & Smoking Mixtures. |
| | : Others | - Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods).<br>- Agarbattis and Matches sourced from the small scale sector. |
| Hotels | | - Hoteliering. |
| Paperboards, Paper & Packaging | | - Paperboards, Paper including Specialty Paper & Packaging. |
| Agri Business | | - Agri commodities such as Rice, Soya, Wheat, Coffee and Leaf Tobacco. |

(3) Segment results of the new business activities namely 'FMCG : Others ' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 1370 Crores (30.09.2004 - Rs. 1367 Crores) includes Rs. 431 Crores (30.09.2004 - Rs. 861 Crores) relating to investments in hotels which became operational in the last three years as well as capital work in progress. The segment results are net of the depreciation charge of the newly opened hotels.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets, supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter and half-year are after absorbing costs relating to the expansion of the strategic e-Choupal initiative.

(6) Figures for the corresponding quarter and half-year ended 30.09.2004 have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 28th October, 2005
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J.L. Nehru Road
Kolkata 700 071.

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the accompanying Statement of "Unaudited Financial Results for the Quarter and Half year ended 30th September 2005" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For A.F. FERGUSON & CO.
Chartered Accountants

(M.S.Dharmadhikari)
(Partner)

Kolkata: 28th October, 2005

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